SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*


                             AMC Entertainment Inc.
                                (Name of Issuer)


                   Common Stock, par value $0.662/3 per share
                         (Title of Class of Securities)


                                   001669 10 0
                                 (CUSIP Number)


                               Bruce S. Mendelsohn
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 20, 2001
             (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

          Note:  Schedules filed in paper format shall include a signed original
          and  five   copies   of  the   schedule,   including   all   exhibits.
          Seess.240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         Continued on following page(s)
                               Page 1 of ___Pages
                             Exhibit Index: Page ___

CUSIP No. 001669 10 0                                         Page 2 of    Pages

--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Investment Fund IV, L.P.

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group

          (a)  [  ]

          (b)  [X]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds          OO

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)        [  ]

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
------------------- ------------------------------------------------------------

                       7.    Sole Voting Power            0 (See footnote below)
Number of Shares    ------------------------------------------------------------
Shares Beneficially    8.    Shared Voting Power          0 (See footnote below)
Owned by Each       ------------------------------------------------------------
Reporting Person       9.    Sole Dispositive Power       0 (See Item 5 below)
With                ------------------------------------------------------------
                       10.   Shared Dispositive Power     12,867,133
                                                         (See Item 5 below)
------------------- ------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          12,867,133 shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                 [  ]
--------------------------------------------------------------------------------

     13.  Percent of Class  Represented by Amount in Row (11)        39.8 %
                                                              (See Item 5 below)
--------------------------------------------------------------------------------

     14.  Type of Reporting Person              PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 001669 10 0                                        Page 3 of    Pages


--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group

          (a)  [  ]

          (b)  [X]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds                               OO

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                  [  ]

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization          Cayman Islands

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       7.    Sole Voting Power            0 (See footnote below)
Number of Shares       ---------------------------------------------------------
Shares Beneficially    8.    Shared Voting Power          0 (See footnote below)
Owned by Each          ---------------------------------------------------------
Reporting Person       9.    Sole Dispositive Power       0 (See Item 5 below)
With                   ---------------------------------------------------------
                       10.   Shared Dispositive Power     12,867,133
                                                         (See Item 5 below)
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          12,867,133 shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                      [  ]
--------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11) 39.8 % (See Item 5 below)
--------------------------------------------------------------------------------

     14.  Type of Reporting Person                      PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

CUSIP No. 001669 10 0                                        Page 4 of    Pages
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group


          (a)  [  ]

          (b)  [X]
--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds                               OO
--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)               [  ]
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       7.    Sole Voting Power            0
Number of Shares       ---------------------------------------------------------
Shares Beneficially    8.    Shared Voting Power          0 (See footnote below)
Owned by Each          ---------------------------------------------------------
Reporting Person       9.    Sole Dispositive Power       0 (See Item 5 below)
With                   ---------------------------------------------------------
                       10.   Shared Dispositive Power     12,867,133
                                                         (See Item 5 below)
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          12,867,133 shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [  ]
--------------------------------------------------------------------------------

     13.  Percent of Class  Represented by Amount in Row (11)         39.8 %
                                                              (See Item 5 below)
--------------------------------------------------------------------------------

     14.  Type of Reporting Person                      PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

CUSIP No. 001669 10 0                                        Page 5 of    Pages
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Management IV, L.P.
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group


          (a)  [  ]

          (b)  [X]
--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds                               OO
--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)               [  ]
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       7.    Sole Voting Power            0
Number of Shares       ---------------------------------------------------------
Shares Beneficially    8.    Shared Voting Power          0 (See footnote below)
Owned by Each          ---------------------------------------------------------
Reporting Person       9.    Sole Dispositive Power       0 (See Item 5 below)
With                   ---------------------------------------------------------
                       10.   Shared Dispositive Power     12,867,133
                                                         (See Item 5 below)
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          12,867,133 shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [  ]
--------------------------------------------------------------------------------

     13.  Percent of Class  Represented by Amount in Row (11)         39.8 %
                                                              (See Item 5 below)
--------------------------------------------------------------------------------

     14.  Type of Reporting Person                      Delaware
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

CUSIP No. 001669 10 0                                        Page 6 of    Pages
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Investment Fund V, L.P.
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group


          (a)  [  ]

          (b)  [X]
--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds                               OO
--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)               [  ]
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       7.    Sole Voting Power            0 (See footnote below)
Number of Shares       ---------------------------------------------------------
Shares Beneficially    8.    Shared Voting Power          0 (See footnote below)
Owned by Each          ---------------------------------------------------------
Reporting Person       9.    Sole Dispositive Power       0 (See Item 5 below)
With                   ---------------------------------------------------------
                       10.   Shared Dispositive Power     12,867,133
                                                         (See Item 5 below)
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          12,867,133 shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [  ]
--------------------------------------------------------------------------------

     13.  Percent of Class  Represented by Amount in Row (11)         39.8 %
                                                              (See Item 5 below)
--------------------------------------------------------------------------------

     14.  Type of Reporting Person                      PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

CUSIP No. 001669 10 0                                        Page 7 of    Pages
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Overseas Partners V, L.P.
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group


          (a)  [  ]

          (b)  [X]
--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds                               OO
--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)               [  ]
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization          Cayman Islands
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       7.    Sole Voting Power            0 (See footnote below)
Number of Shares       ---------------------------------------------------------
Shares Beneficially    8.    Shared Voting Power          0 (See footnote below)
Owned by Each          ---------------------------------------------------------
Reporting Person       9.    Sole Dispositive Power       0 (See Item 5 below)
With                   ---------------------------------------------------------
                       10.   Shared Dispositive Power     12,867,133
                                                         (See Item 5 below)
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          12,867,133 shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [  ]
--------------------------------------------------------------------------------

     13.  Percent of Class  Represented by Amount in Row (11)         39.8 %
                                                              (See Item 5 below)
--------------------------------------------------------------------------------

     14.  Type of Reporting Person                      PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

CUSIP No. 001669 10 0                                        Page 8 of    Pages
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Advisors V, L.P.
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group


          (a)  [  ]

          (b)  [X]
--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds                               OO
--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)               [  ]
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       7.    Sole Voting Power            0
Number of Shares       ---------------------------------------------------------
Shares Beneficially    8.    Shared Voting Power          0 (See footnote below)
Owned by Each          ---------------------------------------------------------
Reporting Person       9.    Sole Dispositive Power       0 (See Item 5 below)
With                   ---------------------------------------------------------
                       10.   Shared Dispositive Power     12,867,133
                                                         (See Item 5 below)
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          12,867,133 shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [  ]
--------------------------------------------------------------------------------

     13.  Percent of Class  Represented by Amount in Row (11)         39.8 %
                                                              (See Item 5 below)
--------------------------------------------------------------------------------

     14.  Type of Reporting Person                      PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

CUSIP No. 001669 10 0                                        Page 9 of    Pages
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Apollo Management V, L.P.
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group


          (a)  [  ]

          (b)  [X]
--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds                               OO
--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)               [  ]
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       7.    Sole Voting Power            0
Number of Shares       ---------------------------------------------------------
Shares Beneficially    8.    Shared Voting Power          0 (See footnote below)
Owned by Each          ---------------------------------------------------------
Reporting Person       9.    Sole Dispositive Power       0 (See Item 5 below)
With                   ---------------------------------------------------------
                       10.   Shared Dispositive Power     12,867,133
                                                         (See Item 5 below)
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          12,867,133 shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [  ]
--------------------------------------------------------------------------------

     13.  Percent of Class  Represented by Amount in Row (11)         39.8 %
                                                              (See Item 5 below)
--------------------------------------------------------------------------------

     14.  Type of Reporting Person                      PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

                                                                Page 10 of Pages

Item 1. Security and Issuer.

     This statement on Schedule 13D (this "Statement" or this "Schedule 13D") relates to the common stock, par value $0.662/3 per share (the "Common Stock"), of AMC Entertainment Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 106 West 14th Street, Kansas City, Missouri 64141.

Item 2. Identity and Background.

     This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV"); Apollo Overseas Partners IV, L.P., a Cayman Islands exempted limited partnership ("AOP IV"); Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"); Apollo Management IV, L.P., a Delaware limited partnership ("Management IV" and together with AIF IV, AOP IV and Advisors IV, the "AIF IV Reporting Persons"); Apollo Investment Fund V, L.P., a Delaware limited partnership ("AIF V"); Apollo Overseas Partners V, L.P., a Cayman Islands exempted limited partnership ("AOP V" and together with AIF IV, AOP IV and AIF V, the "Apollo Funds"); Apollo Advisors V, L.P., a Delaware limited partnership ("Advisors V"); and Apollo Management V, L.P., a Delaware limited partnership ("Management V" and together with AIF V, AOP V and Advisors V, the "AIF V Reporting Persons").

     AIF IV and AOP IV are principally engaged in the business of investment in securities. The general partner of AIF IV and managing general partner AOP IV is Advisors IV, which is principally engaged in the business of serving as the general partner of such entities. The general partner of Advisors IV is Apollo Capital Management IV, Inc., a Delaware corporation ("Capital Management IV"), which is principally engaged in the business of serving as general partner of Advisors IV. Management IV serves as manager of AIF IV and AOP IV and manages their day-to-day operations. AIF IV Management, Inc. a Delaware corporation
("AIF Management IV"), is the general partner of Management IV. AIF Management IV is principally engaged in the business of serving as general partner to Management IV. Apollo Fund Administration IV, LLC, a Delaware limited liability company ("Administration IV"), is the administrative general partner of AOP IV. Administration IV is principally engaged in the business of serving as administrative general partner of AOP IV.

     AIF V and AOP V are principally engaged in the business of investment in securities. The general partner of AIF V and the managing general partner of AOP V is Advisors V, which is principally engaged in the business of serving as the general partner of such entities. The general partner of Advisors V is Apollo Capital Management V, Inc., a Delaware corporation ("Capital Management V"), which is principally engaged in the business of serving as general partner of Advisors V. Management V serves as manager of AIF V and AOP V and manages their day-to-day operations. AIF V Management, Inc. a Delaware corporation ("AIF
Management V"), is the general partner of Management V. AIF Management V is principally engaged in the business of serving as general partner to Management
V. Apollo  Fund  Administration  V, LLC, a Delaware  limited  liability  company
("Administration   V"),  is  the

                                                                Page 11 of Pages

administrative general partner of AOP V. Administration V is principally engaged in the business of serving as administrative general partner of AOP V.

     The address of AIF IV, AOP IV, Capital Management IV, Management IV, AIF Management IV, and Administration IV is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577. The address of Advisors IV is Two Manhattanville Road, Purchase, New York 10577.

     The address of AIF V, AOP V, Capital Management V, Management V, AIF Management V, and Administration V is c/o Apollo Advisors V, L.P., Two Manhattanville Road, Purchase, New York 10577. The address of Advisors V is Two Manhattanville Road, Purchase, New York 10577.

     Set forth in Schedule 1, attached hereto and incorporated herein by reference, are the names, business addresses, principal occupation and citizenship of each executive officer and director of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     During the last five years, none of the Reporting Persons, Capital Management IV, AIF Management IV, Administration IV, Capital Management V, AIF Management V and Administration V, or, to the best of their respective knowledge, any executive officer or director of such entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein. Further, each of the Reporting Persons disclaims any pecuniary interest in any securities of the Issuer owned by any other Reporting Person or any other party, and expressly disclaims the existence of a group.


Item 3. Source and Amount of Funds or Other Consideration.

     On April 20, 2001 (the "Closing Date"), the Apollo Funds purchased an aggregate of 92,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.662/3 per share (the "Series A Preferred Stock") and 158,000 shares of the Issuer's Series B Exchangeable Preferred Stock, par value $0.662/3 per share (the "Series B Preferred Stock" and collectively with the Series A
Preferred Stock, the "Preferred Stock") for an aggregate purchase price of $250,000,000 (the "Purchase Price"). The purchases were financed with cash on hand from contributions of partners of each of the Apollo Funds. All such contributions are in the ordinary course and pursuant to (equity) investor commitments to the respective entities.

                                                                Page 12 of Pages

Item 4. Purpose of Transaction.

     Pursuant to an Investment Agreement dated April 19, 2001, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference (the "Investment Agreement"), the Apollo Funds acquired from the Issuer an aggregate of 92,000 shares of Series A Preferred Stock and 158,000 shares of Series B Preferred Stock. The purpose of the transaction was to facilitate an investment in the Issuer.

     The following is a description of certain terms of the Preferred Stock:

     Conversion of Series A Preferred Stock. At any time after the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, including the shares of Series A Preferred Stock issued upon exchange of the Series B Preferred Stock (the "Conversion Shares"), sold on the Closing Date are approved for listing on the American Stock Exchange, the holders of Series A Preferred Stock may convert their shares of Series A Preferred Stock (subject to the last sentence of this paragraph), in whole or in part, into Common Stock at a price of $7.15 per share of Common Stock (the "Conversion Price") (subject to adjustments noted below) with each share of Series A Preferred Stock being valued at the then current Series A Preferred Stock liquidation preference amount. The Conversion Price shall be adjusted to reflect any corporate reorganizations, mergers, stock dividends, stock splits, stock reclassifications, or stock combinations. Notwithstanding the foregoing, the Apollo Funds agreed in the Investment Agreement not to convert any shares of Series A Preferred Stock into Common Stock until April 2006, except in connection with certain dispositions to third parties.

     Exchange of Series B Preferred Stock for Series A Preferred Stock. The Series B Preferred Stock will automatically exchange into Series A Preferred Stock if and when the stockholders of the Issuer approve an amendment to the Issuer's Certificate of Incorporation increasing the number of authorized shares of Common Stock to allow for the conversion of Series A Preferred Stock into Common Stock, including those shares of Series A Preferred Stock received as a result of the exchange of Series B Preferred Stock into Series A Preferred Stock (the "Shareholder Approval") and upon receipt of HSR Approval (as defined in the Certificate of Designations). Upon receipt of such Shareholder Approval and HSR Approval, each share of Series B Preferred Stock shall be automatically exchanged for an equal number of shares of Series A Preferred Stock. Under the Investment Agreement, the Issuer is required to seek Shareholder Approval at its next regularly scheduled annual meeting (the "Initial Solicitation") which shall take place no later than 270 days after the Closing Date.

     Liquidation Preference. The Series A Preferred Stock has a liquidation preference equal to the greater of (i) $1,000.00 (the "Issue Price") per share plus all accrued and unpaid dividends as of the date of payment and (ii) such amount per share of Series A Preferred Stock, as would have been payable had each share been converted into Common Stock immediately prior to the event requiring the payment of such liquidation preference. The Series B Preferred Stock has a liquidation preference equal to the greater of (i) $1,000 plus all accrued and unpaid dividends as of the date of payment and (ii) such amount per share of Series B Preferred Stock, as would have been payable had each share first been exchanged for Series A Preferred Stock (assuming that all

                                                                Page 13 of Pages

conditions to conversion had occurred) and then such shares of Series A Preferred Stock were converted into Common Stock immediately prior to the event requiring the payment of such liquidation preference. The Preferred Stock liquidation payment amounts shall be adjusted for any stock split, reverse stock split, stock combination, reclassification or pursuant to any other adjustment with respect to the Series A Preferred Stock or Series B Preferred Stock, as the case may be. No distributions as specified above may be made to holders of Common Stock of the Issuer until the holders of the Preferred Stock have received the liquidation preference.

     Dividends.

     Dividends on Series A Preferred Stock. Holders of Series A Preferred Stock are entitled to receive quarterly dividends at the rate of 6.75% per annum of the liquidation preference per share of Series A Preferred Stock. During the period from the Closing Date until the third anniversary thereof, the Series A Preferred Stock dividends will be paid in additional shares of Series A
Preferred Stock. From the third anniversary of the Closing Date until the seventh anniversary thereof, dividends on the Series A Preferred Stock may be paid in additional shares of Series A Preferred Stock or in cash, at the option of the Issuer. After the seventh anniversary of the Closing Date, dividends on the Series A Preferred Stock will be paid in cash, unless the Issuer is otherwise prohibited from making such cash payments, in which case dividends will be paid in additional shares of Series A Preferred Stock. If at any time the Issuer is unable to pay cash and issuance of additional shares of Series A Preferred Stock would result in a change of control (as defined in certain of the Issuer's indentures) or there are not enough shares of Common Stock authorized for additional shares of Series A Preferred Stock, the dividends payable in Series A Preferred Stock will instead be payable in Series B Preferred Stock. Generally, upon a Change of Control on or before the fifth anniversary of the Closing Date, the holders of Series A Preferred Stock shall receive a one-time dividend of additional shares of Series A Preferred Stock on each share of Series A Preferred Stock.

     Dividends on Series B Preferred Stock. The holders of Series B Preferred Stock initially are entitled to receive quarterly dividends at the rate of 12.0% per annum of the liquidation preference per share of Series B Preferred Stock. During the period from the Closing Date until the third anniversary thereof, dividends on the Series B Preferred Stock will be paid in additional shares of Series B Preferred Stock. From the third anniversary of the Closing Date until the fifth anniversary thereof, dividends on the Series B Preferred Stock may be paid in additional shares of Series B Preferred Stock or in cash, at the option of the Issuer. After the fifth anniversary of the Closing Date, dividends on the Series B Preferred Stock will be paid in cash, unless the Issuer is otherwise prohibited from making such cash payments, in which case dividends will be paid in additional shares of Series B Preferred Stock. If and when the Issuer obtains Shareholder Approval and the Series B Preferred Stock is exchanged for Series A Preferred Stock, the Series B Preferred Stock dividend rate, as to the then outstanding shares of Series B Preferred Stock so converted only, will be reduced, retroactively to the Closing Date, from 12.0% per annum to 6.75% per annum. Generally, upon a Change of Control on or before the fifth anniversary of the Closing Date, the holders of Series B Preferred Stock will receive a one-time dividend of additional shares of Series B Preferred Stock on each share of Series B Preferred Stock. In addition, the Series B Preferred Stock is entitled to receive certain special dividends upon the occurrence of certain events specified in the Certificate of Designations.

                                                                Page 14 of Pages

     Issuer's Optional Redemption. At any time after five years following the Closing Date, the Issuer may, upon 45 days notice to the holders of the Preferred Stock, redeem all, but not less than all, of the then outstanding shares of Preferred Stock at a cash redemption price per share equal to the liquidation preference for each share of Preferred Stock (the "Issuer Redemption Price"), so long as the average trading price of the Common Stock for the previous 20 trading days is in excess of 150% of the Conversion Price. Additionally, upon the occurrence of a "change of control" of the Issuer (defined with respect to the indentures governing the Issuers outstanding debt) the Issuer may, upon ten days notice, redeem all, but not less than all, of the then outstanding shares of Preferred Stock at the Issuer Redemption Price; provided, however, that notwithstanding the foregoing, the Issuer may not redeem the Series B Preferred Stock unless the "change of control" giving rise to such right of redemption is also a Reorganization Event.

     Holder's Optional Redemption. At any time after the tenth anniversary of the Initial Issuance Date, a holder of Series A Preferred Stock may, upon 15 days notice to the Issuer, require the Issuer to redeem, in whole or in part, the holder's shares of Series A Preferred Stock for either cash or Common Stock, at the option of the Issuer, at a redemption price per share equal to the Series A Preferred Stock liquidation preference.

     Board Representation. So long as the Apollo Funds continue to hold more than 50% of the Preferred Stock issued pursuant to the Investment Agreement, the Apollo Funds shall have the right to elect three directors to the Board of Directors of the Issuer. Specifically, AIF IV shall have the right to elect one member to the Board of Directors, AIF V shall have the right to elect one member to the Board of Directors and the Apollo Funds, collectively, shall have the right to elect one member to the Board of Directors. Additionally so long as the Apollo Funds continue to hold more than 50% of the Preferred Stock issued pursuant to the Investment Agreement and subject to the provisions of applicable law and fiduciary duties of members of the Board of Directors, one of the directors elected to the Issuer's Board of Directors by the Apollo Funds shall be a member of each of the committees of the Board of Directors, including the Nominating Committee. The Nominating Committee is established for the purpose of providing nominees for the two independent director positions on the Issuer's Board of Directors. The nominees selected by the Nominating Committee must be selected by a unanimous vote of the members of the Nominating Committee, and if such unanimous approval is not received, the member of the Nominating Committee elected by the Apollo Funds shall have the right to appoint one of the two nominees for independent director.

     Voting Rights. Subject to the occurrence of an event of default (as defined in the Certificate of Designations), the Apollo Funds shall not have any voting rights with respect to Preferred Stock held by the Apollo Funds. Notwithstanding the foregoing, upon the transfer by the Apollo Funds to any third party of any shares of the Series A Preferred Stock, the transferee of such Series A Preferred Stock will be entitled to vote on all matters presented to the holders of the Issuer's Common Stock on an as-converted basis, voting together with the shareholders of the Issuer's Common Stock and Class B Stock as a single class; provided, however, that such voting rights will not extend to the election of directors or to any matter that is reserved (by law or the Issuer's Certificate of Incorporation) for consideration exclusively by the holders of the Common Stock and/or the Class B Stock. The Apollo Funds have agreed, however, not to convert any

                                                                Page 15 of Pages

shares of Series A Preferred Stock into Common Stock until April 2006, except in connection with certain dispositions to third parties.

     The affirmative consent of the Reporting Persons is required prior to the Issuer taking certain actions as described in Section 8 of the Investment Agreement, the terms of which are incorporated herein by reference.

     The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Investment Agreement, the Certificate of Designations, the Registration Rights Agreement, and the Standstill Agreement, a copy of each of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by reference. Certain capitalized terms used herein shall have the meaning ascribed in the applicable agreement referenced herein.

     The shares of Preferred Stock described herein were acquired for general investment purposes. Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Preferred Stock or Common Stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Preferred Stock are converted) in any manner permitted by law. In addition, the Apollo Funds have the right to elect three members to the Issuer's Board of Directors. As directors of the Issuer, the three members of the Issuer's Board of Directors elected by the Apollo Funds may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

(a) and (b)

     The Reporting Persons may be deemed to collectively beneficially own an aggregate of 92,000 shares of Series A Preferred Stock. Such 92,000 shares of Series A Preferred Stock represents 39.8% of the Outstanding Shares (as described below), subject to the restrictions on conversion of Series A Preferred Stock as described in Section 4 herein. For purposes of calculating ownership percentages in this Schedule 13D, the number of "Outstanding Shares" includes (i) 19,427,098 shares of Common Stock outstanding on April 19, 2001 based on information provided to the Reporting Persons by the Issuer and (ii) the shares of Common Stock issuable to the Apollo Funds upon conversion of the shares of Series A Preferred Stock currently held by the Apollo Fund or Apollo Funds whose ownership is being measured. The Reporting Persons may be deemed to collectively beneficially own in the aggregate 158,000 shares of Series B Preferred Stock. The shares of Series B Preferred Stock are not presently exchangeable into Series A Preferred Stock and therefore not presently convertible into Common Stock. Therefore, the Common Stock ownership information set forth in this Item 5 and in the cover pages to this Schedule 13D does not include the shares of Common Stock that would be received by the Apollo Funds upon a future potential exchange of their respective shares of Series B

                                                                Page 16 of Pages

Preferred Stock into Series A Preferred Stock and the conversion of such shares of Series A Preferred Stock into shares of Common Stock. Assuming receipt of Shareholder Approval and HSR Approval, each share of Series B Preferred Stock would be automatically exchanged into one share of Series A Preferred Stock. The number of shares of Common Stock into which shares of Series A Preferred Stock (including the shares of Series A Preferred Stock received upon exchange of the shares of Series B Preferred Stock) are convertible may vary upon the occurrence of certain events as described in Item 4. Beneficial ownership of all such securities was acquired as described in Item 3 and Item 4. See also the information contained on the cover pages to this Schedule 13D which is incorporated by reference. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Preferred Stock not directly held by them. Furthermore, the filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Act, the beneficial owner of the securities (including the Common Stock) of the Issuer described herein.

     (b) The Reporting Persons may be deemed to have shared dispositive power with respect to an aggregate of 12, 867,133 shares of Common Stock. As explained in the footnotes to the cover pages to this statement on Schedule 13D, the Apollo Funds have agreed in the Investment Agreement not to convert any shares of Series A Preferred Stock into Common Stock until April 2006, except in connection with certain dispositions to unaffiliated third parties. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Persons have no ability to exercise voting power with respect to the Common Stock following conversion during such period.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The responses to Item 2, Item 3, and Item 4 are incorporated herein by reference.

     Pursuant to the Investment Agreement, the Apollo Funds may not transfer to any person (other than their respective affiliates which may include one or more special or general investment funds under management) any shares of Series B Preferred Stock until a date that is eighteen months after the Closing Date.

     The Issuer and the Apollo Funds have entered into a registration rights agreement (the "Registration Rights Agreement") which provides the Apollo Funds with certain rights to demand registration of the Preferred Stock and Common Stock held by the Apollo Funds (the "Demand Registration Rights") along with certain rights to participate in any registration of the shares implemented by the Issuer (the "Piggyback Registration Rights").

                                                                Page 17 of Pages

     The Reporting Persons and the Issuer have entered into an agreement to restrict for a period of five years (the "Standstill Period") the ability of the Apollo Funds (and certain affiliates of the Reporting Persons) to take certain actions with regard to the Issuer and the acquisition of securities of the Issuer (the "Standstill Agreement"), as set forth in the Standstill Agreement, the terms of which are incorporated herein by reference. As set forth in the Standstill Agreement, certain restrictions on the acquisition of securities of the Issuer set forth therein shall continue beyond the Standstill Period. The Standstill Agreement also contains certain limitations on dispositions by the Apollo Funds of securities of the Issuer. The Standstill Agreement generally terminates on the earlier of (i) the tenth anniversary of the Closing Date, (ii) the acquisition by a third party of more than 20% of the "voting power" of the Issuer unless such Person has entered into a Purchaser Standstill Agreement in connection with such acquisition or (iii) the termination by the Issuer with the approval of the Requisite Independent Directors.


     The foregoing response to this Item 6 is qualified in its entirety by reference to the Investment Agreement, the Certificate of Designations, the Registration Rights Agreement, and the Standstill Agreement, each of which is filed as an exhibit to this Schedule 13D and is incorporated hereby by this reference.

                                                                Page 18 of Pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit No.
----------

1. Joint Filing Agreement dated as of April 27, 2001 by and among the Reporting Persons.

2. Investment Agreement, dated April 19, 2001, by and among AMC Entertainment Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo IV Management, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., and Apollo V Management, L.P.

3. Certificate of Designations of Series A Convertible Preferred Stock and Series B Exchangeable Preferred Stock of AMC Entertainment Inc.

4.   Registration  Rights  Agreement,  dated  April 19,  2001,  by and among AMC
     Entertainment Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund, L.P., Apollo Overseas Partners V, L.P.

5. Standstill Agreement, dated April 19, 2001, by and among AMC Entertainment Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo IV Management, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., and Apollo V Management, L.P.

                                                                Page 19 of Pages


Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


April 27, 2001                   APOLLO INVESTMENT FUND IV, L.P.

                                 By:  APOLLO ADVISORS IV, L.P.
                                      its general partner

                                 By:  Apollo Capital Management IV, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


April 27, 2001                   APOLLO OVERSEAS PARTNERS IV, L.P.

                                 By:  APOLLO ADVISORS IV, L.P.
                                      its managing general partner

                                 By:  Apollo Capital Management IV, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


                                 APOLLO ADVISORS IV, L.P.
                                 its capacity as managing general partner to Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

                                 By:  Apollo Capital Management IV, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President

                                                                Page 20 of Pages

April 27, 2001                   APOLLO MANAGEMENT IV, L.P.
                                 in its capacity as investment manager to Apollo Investment Fund IV, L.P. and
                                 Apollo Overseas Partners IV, L.P.

                                 By:  AIF IV Management, Inc.

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


April 27, 2001                   APOLLO INVESTMENT FUND V, L.P.

                                 By:  APOLLO ADVISORS V, L.P.
                                      its general partner

                                 By:  Apollo Capital Management V, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


April 27, 2001                   APOLLO OVERSEAS PARTNERS V, L.P.

                                 By:  APOLLO ADVISORS V, L.P.
                                      its managing general partner

                                 By:  Apollo Capital Management V, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President

                                                                Page 21 of Pages

                                 APOLLO ADVISORS V, L.P.
                                 in its capacity as managing general partner of Apollo Investment Fund V, L.P. and
                                 Apollo Overseas Partners V, L.P.

                                 By:  Apollo Capital Management V, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


April 27, 2001                   APOLLO MANAGEMENT V, L.P.
                                 in its capacity as investment manager to Apollo Investment Fund V, L.P.
                                 and Apollo Overseas Partners V, L.P.

                                 By:  AIF V Management, Inc.

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President

                                                                Page 22 of Pages

                                   Schedule 1


     The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Reporting
Persons that is not set forth in the Schedule 13D to which this Schedule 1 relates. Except as otherwise indicated in this Schedule 1 or in the Schedule 13D to which this Schedule 1 relates, the principal business address of each person set forth below is c/o Apollo Advisors IV, L.P. and c/o Apollo Advisors V, L.P., Two Manhattanville Road, Purchase, New York 10577.

     The directors and principal executive officers of Capital Management IV and Capital Management V are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital Management IV, Capital Management V and the other entities identified below. Messrs. Black and Hannan are also limited partners of Advisors IV and Advisors V. Mr. Black is the President and a director of AIF Management IV and AIF Management V. Mr. Hannan is a Vice President and a director of AIF Management IV and AIF Management V. Messrs. Black and Hannan are both United States citizens.

                                                                Page 23 of Pages

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting persons listed below on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $0.662/3 per share, of AMC Entertainment Inc., a Delaware corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this agreement as of the 27th day of April, 2001.


April 27, 2001                   APOLLO INVESTMENT FUND IV, L.P.

                                 By:  APOLLO ADVISORS IV, L.P.
                                      its general partner

                                 By:  Apollo Capital Management IV, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President

April 27, 2001                   APOLLO OVERSEAS PARTNERS IV, L.P.

                                 By:  APOLLO ADVISORS IV, L.P.
                                      its managing general partner

                                 By:  Apollo Capital Management IV, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      -----------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President

                                                                Page 24 of Pages

                                 APOLLO ADVISORS IV, L.P.
                                 its capacity as managing general partner to Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

                                 By:  Apollo Capital Management IV, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


April 27, 2001                   APOLLO MANAGEMENT IV, L.P.
                                 in its capacity as investment manager to Apollo Investment Fund IV, L.P. and
                                 Apollo Overseas Partners IV, L.P.

                                 By:  AIF IV Management, Inc.

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


April 27, 2001                   APOLLO INVESTMENT FUND V, L.P.

                                 By:  APOLLO ADVISORS V, L.P.
                                      its general partner

                                 By:  Apollo Capital Management V, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      -----------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President



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                                                                Page 25 of Pages

April 27, 2001                   APOLLO OVERSEAS PARTNERS V, L.P.

                                 By:  APOLLO ADVISORS V, L.P.
                                      its managing general partner

                                 By:  Apollo Capital Management V, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


                                 APOLLO ADVISORS V, L.P.
                                 in its capacity as managing general partner of Apollo Investment Fund V, L.P. and
                                 Apollo Overseas Partners V, L.P.

                                 By:  Apollo Capital Management V, Inc.
                                      its general partner

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President


April 27, 2001                   APOLLO MANAGEMENT V, L.P.
                                 in its capacity as investment manager to Apollo Investment Fund V, L.P. and
                                 Apollo Overseas Partners V, L.P.

                                 By:  AIF V Management, Inc.

                                 By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:    Michael D. Weiner
                                      Title:   Vice President